Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Mar 31, 2013
(in € m.)
Debt (1), (2):
Long-term debt	148,161
Trust preferred securities	12,262
Long-term debt at fair value through profit or loss	12,948

Total debt	173,371

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,479
Retained earnings	30,656
Common shares in treasury, at cost	(65)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	645
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(162)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
Foreign currency translation, net of tax	(1,178)
Unrealized net gains from equity method investments	65

Total shareholders’ equity	55,820

Noncontrolling interest	258

Total equity	56,078

Total capitalization	229,449

[1]	€ 1,502 million (1%) of our debt was guaranteed as of March 31, 2013. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 54,796 million (32%) of our debt was secured as of March 31, 2013.